Filed by M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Hudson City Bancorp, Inc.

(Commission File No. 0-26001)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of Webcast of First Quarter 2013 earnings conference call of M&T Bank Corporation (“M&T”), on Monday, April 15, 2013.

Cautionary Statements Regarding Forward-Looking Information

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving M&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in M&T’s reports filed with the Securities and Exchange Commission (“SEC”) and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by M&T and Hudson City shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T and Hudson City businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information.

In connection with the merger, M&T filed with the SEC on February 22, 2013 a Registration Statement on Form S-4 that includes a Joint Proxy Statement of M&T and Hudson City and a Prospectus of M&T (together with the Joint Proxy Statement, as amended, the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. The S-4 has been declared effective and the Joint Proxy Statement/Prospectus was first mailed to shareholders of M&T and Hudson City on or about February 27, 2013. Each of M&T and Hudson City may file other relevant documents concerning the proposed transaction. SHAREHOLDERS OF M&T AND HUDSON CITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about M&T and Hudson City, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from M&T at www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” or from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

M&T and Hudson City and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&T and Hudson City in connection with the merger. Information about the directors and executive officers of M&T and their ownership of M&T common stock is set forth in the proxy statement for M&T’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 6, 2013. Information about the directors and executive officers of Hudson City and their ownership of Hudson City common stock is set forth in the proxy statement for Hudson City’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

TRANSCRIPT

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Jackie and I will be your conference operator today. At this time I would like to welcome everyone to the M&T Bank’s First Quarter 2013 Earnings Conference Call. [Operator Instructions] Thank you.

I would now like to turn the call over to Don MacLeod, Director of Investor Relations. Mr. MacLeod, please go ahead.

Donald J. MacLeod, Administrative VP & Director-Investor Relations

Thank you, Jackie, and good morning. This is Don MacLeod. I’d like to thank everybody for participating in M&T’s First Quarter 2013 Earnings Conference Call both by telephone through the webcast. If you have not read the earnings release we issued this morning you may access it along with the financial tables and schedules from our website, www.mtb.com and by clicking on the Investor Relations link.

Also before we start, I’d like to mention that comments made during this call might contain forward-looking statements relating to the banking industry and to M&T Bank Corporation. M&T encourages participants to refer to our SEC filings including those found on Forms 8-K, 10K and 10-Q for a complete discussion of forward-looking statements.

Now I’d like to introduce our Chief Financial Officer, René Jones.

René F. Jones, Chief Financial Officer & Executive Vice President

Thank you, Don, and good morning, everyone. Thank you for joining us on the call today. Before I get into the discussion of M&T’s results for the first quarter, let me say a few words about the announcement we made on Friday regarding the pending Hudson City merger. I believe this is the first time since current management came to M&T that we have had to publicly disclose a matter arising from a discussion with our regulators. However, in this case, because it has an impact on the pending merger, we are able to make a limited statement.

As you may recall, we announced the merger in August of last year. Apart from any issues specific to M&T, in terms of context, the industry is already in a regulatory environment that seems clearly heightened in at least two relevant ways. First, if you look at recent merger activity in the banking sector, the trend seems to be that it’s taking notably longer to get regulatory approvals. Said another way, we don’t take regulatory approval for granted. Second, industry as a whole is subject to a heightened regulatory environment and expectations, including the Bank Secrecy Act and anti-money laundering compliance programs. So that’s the context in which our Hudson City deal is taking place.

During the seven months we’ve been working on the Hudson City merger, we of course were also involved in our normal ongoing discussions with our regulators as part of the continuous supervisory process. In addition, we have been continuously working on scaling up and strengthening the overall risk management infrastructure of our growing bank along with planned improvements to the BSA/AML process.

We recently were made aware of the fact that certain deficiencies in our BSA/AML compliance program rose to a level of significance such that they would impact our ability to close the merger with Hudson City in the near term and that we would have to implement the plan for improvement and demonstrate its efficacy to the satisfaction of M&T management, our board and the regulators prior to obtaining regulatory approvals for the merger.

Our ongoing investment includes bolstering internal staff and hiring an outside consultant to help us evaluate and improve our governance, people, processes, controls and systems. Fortunately, these efforts are already underway. Of course, we then talked things over with Hudson City. Both companies remain strongly committed to this merger, as it is a highly beneficial transaction for each of us, for all the reasons we’ve discussed previously. So we mutually decided that we would proceed with our shareholder meetings on the merger and would also allow more time under our agreement, an additional five months, while M&T works hard to resolve these issues. We definitely appreciate the fact that Hudson City has been a totally supportive and steadfast partner in this.

So what are the regulatory issues? As you know, we have obligations to keep supervisory information confidential. So there is a limit to how expansive we can be today. And we can only talk about what we know, as we sit here today. While we don’t anticipate any other material issues cropping up as we get into this, of course, that can never be completely ruled out. We have no reason to believe that the issues involve any wrongdoing or illegal conduct by anyone at M&T, or any identifiable instances of actual money laundering activity using our bank.

Independent of the merger, we are fully committed to resolving the BSA/AML compliance concerns and to carry out any further requirements our regulators may ask of us, that we are not aware of today. It is important to note that these things take time. However, we should be helped by who we are – who and what we are. Compared to some other institutions that have had these issues, M&T is relatively uncomplicated and locally focused business. We don’t have any significant international operations and don’t have the kinds of diverse complex businesses that the larger money center banks are engaged in. However, we do have a lot to do as we take having strong compliance programs seriously.

With that said, we are optimistic that we can make the progress that we need to make to satisfy our regulators and to obtain regulatory approval for this merger, and I know both parties are as firm as ever that this is a deal worth getting done. And that’s why M&T and Hudson City remain strongly committed to the deal and to do whatever we need to do to see it through.

Next I’d like to review the highlights from our first-quarter results, after which Don and I will take your questions. The results were comparatively strong, exceeding our internal projections, and get us off to a good start for 2013.

Turning to the specific numbers, diluted GAAP earnings per share were $1.98 in the first quarter of 2013, up 32% from $1.50 in last year’s first quarter. When you compare this to the $2.16 in the fourth quarter of 2012, the decline reflects lower mortgage banking revenues and seasonally higher equity compensation and benefits costs.

Net income for the recent quarter was $274 million, up from $206 million in last year’s first quarter. Net income was $296 million in the fourth quarter of 2012. Other than our normal seasonal uptick in compensation and benefits expense, there was very little in the way of unusual items in our first quarter result.

Since 1998, M&T has consistently provided supplemental reporting of its results on a net operating or tangible basis, from which we exclude the after-tax effect of amortization of intangible assets as well as expenses and gains associated with mergers and acquisitions. Included in GAAP earnings for the first quarter of 2013 were after-tax merger-related expenses related to the Hudson City acquisition amounting to $3 million after-tax or $0.02 per common share. There were no merger-related expenses in the fourth quarter of last year. After-tax expense from the amortization of intangible assets was $8 million, unchanged from the prior quarter and this amounted to $0.06 per common share in the recent quarter compared with $0.07 per share in the fourth quarter.

M&T’s net operating income for the quarter, which excludes those items, was $285 million, compared with $305 million in the linked quarter. Diluted and operating earnings per common share were $2.06 for the recent quarter, up 30% from the first quarter of 2012. The comparable figure was $2.23 in the linked quarter. Net operating income expressed as an annualized rate of return on average tangible assets and average tangible common shareholder’s equity was 1.48% and 18.71% for the recent quarter, up from 1.18% and 16.79% in the year-ago quarter.

Said another way, we increased our return on tangible common equity by nearly 200 basis points on an average tangible common equity base that is nearly $1 billion higher than the first quarter of 2012. The comparable returns were 1.56% and 20.46% in the fourth quarter of 2012. In accordance with SEC guidelines, this morning’s press release contains a tabular reconciliation of GAAP and non-GAAP results including tangible assets and equity.

Next I’d like to cover a few highlights from the balance sheet and income statement. Taxable equivalent net interest income was $663 million for the first quarter of 2013 compared with $674 million in the linked quarter. The decline compared with the linked quarter is entirely due to the lower day count. In line with the guidance we offered in January of this year, the net interest margin contracted by three basis points to 3.71% during the first quarter compared with 3.74% in the fourth quarter.

The reduction margin is almost entirely due to what I characterize as core compression, as yields on new loans, both commercial and consumer, are somewhat lower than those on maturing loans. This asset side pressure is being slightly offset by a lower cost of interest-bearing liabilities including lower rates on core deposits. While the day count diminished the net interest income, it added about two basis points to the reported margin and that was offset by a 2-basis-point decline as a result of a lower loan fees as compared with the fourth quarter.

As for the balance sheet, loan growth for the first quarter was pretty much in line with our outlook as average loans increased by $840 million or an annualized 5% from the fourth quarter. On that same basis, compared with 2012’s fourth quarter, changes in average loans by category were as follows: commercial and industrial loans grew by an annualized 8%, commercial real estate loans grew by an annualized 9%, residential real estate loans were up 2% while consumer loans declined an annualized 5%. Upstate New York and our Metro region, which includes greater New York City, Philadelphia and New Jersey areas, experienced the strongest loan growth in both C&I loans and commercial real estate loans, while loans in the mid-Atlantic declined slightly.

On an end-of-period basis, loans declined an annualized 4%. A fair amount of the borrowing activity that we saw late in the fourth quarter was done by customers in anticipation of changes to tax rates and was comprised of short-term and bridge-type loans that paid down relatively quickly. The average investment securities continues to decline as a result of pay-downs combined with our low appetite for reinvesting in the current rate environment.

Average core customer deposits, which exclude deposits received at M&T’s Cayman branch and CDs over $250,000, grew at an annualized 2%. And during the quarter, we were opportunistic and took advantage of the tighter spreads in the capital markets by issuing $800 million of unsecured bank notes. The $500 million fixed rate tranche carried a five-year fixed rate of 1.45%, while the $300 million floating-rate tranche was issued at a three-month LIBOR plus 30 basis points.

Turning to non-interest income, non-interest income totaled $433 million in the first quarter compared with $453 million in the prior quarter and improved by 15% from $378 million in the year-ago quarter. Mortgage banking revenues declined to $93 million in the recent quarter compared with $117 million in the prior quarter. The decrease is primarily attributable to an approximate 50 basis point decline in gain on sale margins while origination volumes were down about 6%. These downward trends had become evident at the end of last year. Although recently, while the competitive environment continues to exert pressure on margin, volumes appear to have stabilized.

Fee income from deposit services provided were $111 million during the recent quarter, compared with $112 million in the linked quarter. Trust and investment revenues were $122 million, up from $117 million in the prior quarter. Particularly encouraging was the strong sales activity we saw in the Wealth Advisory business, which was the primary driver of the linked quarter increase.

Turning to expenses. Operating expenses, which exclude merger-related expenses and the amortization of intangible assets, were $618 million for the first quarter. This compares to $612 million in the fourth quarter. The seasonal increase in salaries and benefits that I mentioned earlier amounted to $37 million in the recent quarter and included items we typically note, such as accelerated recognition of equity compensation expense for certain retirement eligible employees, higher FICA, higher unemployment insurance expense and expenses related to the 401(k) match.

As in prior years, we would expect a decline in the second quarter as these items return to more normal levels. The efficiency ratio, which excludes securities gains and losses as well as intangible amortization and the merger-related gains and expenses was 55.9% for the first quarter, improved from 61.1% in last year’s first quarter, which also included the seasonal uptick in salaries and benefits expense. That comparable figure was 53.6% in the fourth quarter of 2012.

So next let’s turn to credit. While credit quality remained strong, we saw an increase in non-accrual loans. Contributing to the increase was a change in the method of identifying non-accrual home equity loans and lines of credit to reflect the repayment performance of the related senior lien loan that is not owned by M&T. As discussed in our 10-K, prior to this quarter, we had limited knowledge about the repayment performance for such senior lien loans not owned by M&T. This change had no impact on our allowance for loans.

Non-accrual loans were 1.60% of total loans at the end of the first quarter compared with 1.52% of total loans at the end of the previous quarter, but down from 1.75% of total loans at the end of the first quarter of last year. Other non-performing assets, consisting of assets taken in foreclosure of defaulted loans, continued to decline, down from $104 million at the end of 2012 to $96 million as of March 31. As has been the case for some time, we expect to report further decline in our level of criticized assets when we file our 10-Q next month.

Net charge-offs for the first quarter were $37 million, down from $44 million in the fourth quarter of 2012. Annualized net charge-offs as a percentage of total loans were 23 basis points, down from 27 basis points in the linked quarter. And the provision for credit losses was $37 million for the first quarter compared with $49 million in the linked quarter. The provision very slightly exceeded net charge-offs, and as a result, the allowance for credit losses increased to $927 million as of the end of the first quarter.

The ratio of the allowance for credit losses to total loans was 1.41%, up from 1.39% at the end of the linked quarter. Both the allowance to loan ratio and the non-accrual loan ratio were impacted by the decline of end-of-period loans as compared with the prior quarter end. The allowance – the loan loss allowance as of March 31 was 6.2 times the annualized net charge-offs for the quarter.

We disclose loans past due 90 days but still accruing separately from non-accrual loans because they’re deemed to be well-secured and in the process of collection, which is to say there’s really low risk of principal loss. Loans 90 days past due excluding acquired loans that had been marked to fair value at acquisition were $331 million at the end of the recent quarter. Of these, $312 million or 94% are guaranteed by government-related entities. Loans 90 days past due were $358 million at the end of 2012, of which 88% were guaranteed by government-related entities.

M&T’s estimated Tier 1 common capital ratio was 7.39% at the end of March, up 36 basis points from 7.57% at the end of last year. Lastly, our outlook for legacy M&T, which excludes any impact from the Hudson City merger, is little changed from what we discussed on the January earnings call. The three basis points of margin compression and the mid-single-digit loan growth we saw in the first quarter were consistent with that guidance and still reflect what we expect for the remainder of 2013. As I noted earlier, based on what we’re seeing today, we’re expecting a slow tapering off in mortgage banking revenues, especially in comparison to the record levels in the fourth quarter. Having said that, we are encouraged by the recent extension of the HARP program through 2015.

On the expense front, much of the lingering benefits from the Wilmington Trust cost savings as well as other initiatives are being redirected into infrastructure investment, which of course includes our regulatory infrastructure. And I’d also remind you that the seasonally high salary and benefits expense in the first quarter will return to more normal levels in the second quarter. And with respect to credit, we expect stable to slightly lower charge-offs in 2013 from the levels that we saw in 2012, which are already below what we’d consider to be our long-term loss rate. The first quarter results further validate that expectation.

Now turning to the Hudson City transaction, while we can’t predict the timing, we remain confident about the economics of the proposed transaction and do not expect material changes to the benefits of the transaction to our net operating earnings in the first full year following the close of the merger. Of course, all these projections are subject to a number of uncertainties and various assumptions regarding national and regional economic growth, changes in interest rates, political events and other macroeconomic factors, which may differ materially from what actually unfolds in the future.

We’ll now open up the call to questions, before which Jackie will briefly review the instructions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from line of Brian Klock with Keefe, Bruyette, Woods.

<A – René Jones – M&T Bank Corp.>: Good morning, Brian.

<Q – Brian Klock – Keefe, Bruyette & Woods, Inc.>: Hey. Good morning, René. So just real quick on the BSA update. I guess thanks for giving us some of that color; I know you can’t say much. But as far as the expense base and I guess your guidance for expenses for the rest of the year, you mentioned you hired a consultant; it looks like on your website you had five new postings for some BSA-related employees. I guess should we be thinking about an uptick into the second quarter on an expense base related to that BSA issue?

<A – René Jones – M&T Bank Corp.>: Well, I think, Brian, the first thing I’d say is we’ll clearly make the investments we need to make and we’ll sort of go full steam ahead. I thought that’s wonderful you already noticed the postings…

<Q – Brian Klock – Keefe, Bruyette & Woods, Inc.>: Not that I was interested, I just…

<A – René Jones – M&T Bank Corp.>: Let me – I think let’s put it in context. We’ve been making just quite a bit of investment in our overall infrastructure for some time now. Last year it was heavily focused on – and the year before, focused on investments in our capital planning exercises, which of course affect our technology, but our people as well. You saw that we hired Don Truslow as the Chief Risk Officer. You saw that we hired [ph] Matt Sinkern (21:47) about a year ago, a little more than a year ago around our forecasting process. So we’ve been doing a lot on that front anyway. And I guess the way to think about it is, when you think about it over a course of a year, we now spend $2.5 billion. So we have a lot of resources to be able to sort of put to bear, and I just think when you sort of think about earnings models, I think it’s kind of hard to find it all in that, because we’re constantly making investments.

The other thing I’d point you to, Brian, is that if you look at – because there’s so much change we’re constantly tweaking our business model. So if you look at just the first quarter results over last year, our salaries and benefits are up $10 million, $11 million, $12 million. But that’s totally offset by FDIC expense coming down because credit quality is improving and we’re issuing the funding and so forth. So we’re sort of constantly trying to manage the whole. So if I had a line item that said compliance, you’d see that go up and we’d make a lot of investment there. But I’m not sure how to sort of put that in the context of the overall spending.

<Q – Brian Klock – Keefe, Bruyette & Woods, Inc.>: Okay. And just maybe a quick follow-up on the expense. As you pointed out, the rest of the core cash expenses were down nicely sequentially from the fourth quarter and you mentioned FDIC insurance. So looks like the assessment rate has come down. Should we look at that assessment rate irrespective of the changes in the base, should that continue to work down — was actually as high as 17 basis points last year’s first quarter — looks like it’s closer to 10 basis points, 11 basis points. And I guess first question, is that a good run rate to go forward? And then that other cost of operations which was $170 million, was there any sort of credits or adjustments in there that we should adjust for? Or is that a good run rate going forward?

<A – René Jones – M&T Bank Corp.>: So let me do it in reverse. So overall, I mean typically, we tend to have a lower expense base in the first quarter. Tends to be a little bit higher other than the salaries in the fourth. So that decline is kind of normal. I don’t know that it forecasts anything. I think if you look what happened last year from the first to the second, it shouldn’t be much different. Expenses tend to be a little low.

Then your first part of your question was…

<Q – Brian Klock – Keefe, Bruyette & Woods, Inc.>: On the FDIC assessment base.

<A – René Jones – M&T Bank Corp.>: Oh, yeah, on the FDIC assessment, I think – look, the formula is affected by a lot of things. So as classified loans start to continue to come down, you’re going to get lower rates there. As we begin — early on a year or so ago we talked about changing some of the way we did business that’s affected that.

<Q – Brian Klock – Keefe, Bruyette & Woods, Inc.>: Right.

<A – René Jones – M&T Bank Corp.>: The issuance of the $800 million has an impact. And so to the extent that as we kind of go out and look at the liquidity coverage ratio and kind of move in that direction, you would logically see some offsets there.

<Q – Brian Klock – Keefe, Bruyette & Woods, Inc.>: Got you. Thanks for taking my question. I’ll get back in the queue.

<A – René Jones – M&T Bank Corp.>: No problem.

Operator: Our next question comes from the line of Craig Siegenthaler with Credit Suisse.

<A – René Jones – M&T Bank Corp.>: Hey, Craig.

<Q – Craig Siegenthaler – Credit Suisse Securities (USA) LLC (Broker)>: Thanks, guys. Good morning.

<A – René Jones – M&T Bank Corp.>: Morning.

<Q – Craig Siegenthaler – Credit Suisse Securities (USA) LLC (Broker)>: Has there been MOU or cease-and-desist order or any other form of written agreement established with the Fed regarding the BSA or the anti-money-laundering issue?

<A – René Jones – M&T Bank Corp.>: So let me – I think I have it. So okay, so let’s step back for a bit. So as you know, the regulatory dialogue that we have by its nature is confidential, as you said, but it’s also ongoing. And if you think about how it works as an industry matter, formal enforcement actions are disclosed by the appropriate regulator, while some informal regulatory matters such as MOUs and so forth are disclosed by the institution if they’re material from a securities law perspective. We didn’t wait to receive any formal findings before disclosing this issue last Friday. And as such, we’re not really aware of any sort of final outcomes or conclusions from the regulators. We did this in part because of its impact on Hudson City and we tried to be as proactive as we possibly could.

Having said that, we do believe that we have the full understanding of what the issue is, issues are to be addressed and so that’s why we’re running ahead and working on all of them. And in the end I guess it’ll be up to other parties to sort of determine the appropriate sort of type of action that they take. But as I said before, we’ve never in our minds – I think this is the first time that I can remember in my 21 years and as I talk to others, where we’ve really ever discussed a regulatory matter in public, and it’s related to the transaction.

<Q – Craig Siegenthaler – Credit Suisse Securities (USA) LLC (Broker)>: Got it, René. And just as a follow-up, one of the local newspapers in Buffalo was commenting that some M&T employees were leaving Hudson City branches that were in the process of [ph] repairing. (27:00) Can you confirm if that was true? And if it was, when would these employees be actually going back into the Hudson City branches preparing for the closure?

<A – René Jones – M&T Bank Corp.>: So I mean, what I can say is that each of the institutions kind of have to focus on their own issues. And until you get yourself close to a date and actually close to or having approval, you’ve got to be very careful to make sure that each institution takes care of their own matters. So that’s what we’ll do. Hudson City will continue to focus on managing its balance sheet and trying to keep themselves safe and sound. And on our front we’re going to focus heavily on this issue and make sure that when the time comes we’re ready.

<Q – Craig Siegenthaler – Credit Suisse Securities (USA) LLC (Broker)>: Okay. Thanks for taking my questions.

<A – René Jones – M&T Bank Corp.>: Sure.

Operator: Your next question comes from the line of Bob Ramsey with FBR.

<A – René Jones – M&T Bank Corp.>: Good morning, Bob.

<Q – Bob Ramsey – FBR Capital Markets>: Hey. Good morning, René. I know you can’t really pinpoint sort of the timing of the Hudson City acquisition and I forget the language in the release that you all put out Friday said something like a significant delay or a sizable delay. Is it reasonable from a modeling perspective to stick it in the fourth quarter, or how should we sort of think about the raw timing?

<A – René Jones – M&T Bank Corp.>: Thanks for your question, Bob. I mean the thing that we’re going to focus on is keeping our regulatory issues as the most important sort of issue regardless of the transaction, so I got to say that right out at the outset. And we have every intention that we’re going to remediate the issues that are outstanding and we’re going to do so quickly and we’re going to do so in a manner that probably exceeds expectations.

The second point I would make to sort of get to where you are is that we need – to be able to complete the merger we’ll need to obtain the regulatory approvals which by their nature are pretty uncertain. But if we can do so, we’ll try to get them as soon as possible. But that said, we’ve not really provided you with a specific date at this time. And I would say that from our perspective it really seems prudent for us to really not to engage in that discussion until maybe later towards the end of the summer and we’ve made progress on our own things and at that point if we have better clarity, we’ll do it. But I think internally, we’re just going to focus on hitting this one out of the park.

<Q – Bob Ramsey – FBR Capital Markets>: Okay. And I think previously the sort of margin assumption around Hudson City was that it would be relatively neutral to M&T’s margin. Is that true regardless of the timing of the close, because the yield will sort of all be mark-to-market as long as the yield curve is more or less where it is today?

<A – René Jones – M&T Bank Corp.>: Based on what I know today, that sounds like it makes a lot of sense and how my understanding of how the two institutions are – particularly how that institution is hedged. And that gets tweaked a little if you were to see changes in their balance sheet and if you were to see rates move a little, but I think you’re thinking about it the right way.

<Q – Bob Ramsey – FBR Capital Markets>: Okay. Although changes in their balance sheet won’t matter much because you’re really only keeping the loan book. I guess you’ll have the securities book until it winds down but mostly you’re just getting loans and deposits, right?

<A – René Jones – M&T Bank Corp.>: That’s correct.

<Q – Bob Ramsey – FBR Capital Markets>: Okay. And then last question and I’ll hop out. If I shift direction to loan growth. The loan growth on an end of period basis this quarter as you guys mentioned was actually down. How much of that do you think was volume being pulled into the fourth quarter ahead of year-end issues? And how much of it do you think is maybe anything else in terms of are you hearing anything different from your lending customers today in terms of their appetite to borrow from where they were in the fourth quarter?

<A – René Jones – M&T Bank Corp.>: Okay. Yes. So I mean I guess directly to your question, I mean I think basically, look, the average from the third quarter to the first quarter and you’re going to see that a lot of that stuff was timing and I can’t believe that people were – they’re changing the timing in the fourth quarter because of the tax events we talked about. But at the end of the day, I think if you look just for the month of from February to March after we saw the drop we saw the sort of normal mid-single digit, low to mid-single digit loan growth. So I haven’t noticed any change.

What we – we’ve seen some interesting things. So in upstate New York as we talk to people and actually all the way across through Albany, we’re seeing that some of the clients are actually have more utilization in their line, that we’re hearing stories of people looking to make capital investment, a few capital investments. When you flip all the way down to the other end of the franchise in Washington, D.C. it’s more reserved. People are worried about the sequester, the competition has picked up. We were talking two quarters about life companies and we were talking about conduits.

Now what we’re seeing and I think it’s probably because of the limited, fewer opportunities, that the competition’s sort of heated up among the large national players that are in that market. So when you look at the overall thing, it’s almost, I’m kind of laughing, back of Bob’s letter, middle America seems to be doing very fine, and all those areas that are affected by a specific type event have gotten more competitive.

<Q – Bob Ramsey – FBR Capital Markets>: All right. Great. Thank you very much, René. That’s helpful.

<A – René Jones – M&T Bank Corp.>: Sure.

Operator: Your next question comes from line of Ken Zerbe with Morgan Stanley.

<A – René Jones – M&T Bank Corp.>: Good morning, Ken.

<Q – Ken Zerbe – Morgan Stanley & Co. LLC>: Hey, René. In terms of the BSA stuff, can you try to quantify? I mean when you think about the new people you have to bring on, the new systems that might go into place, what kind of total dollar expenditures does this sort of add to the run rate on an annualized basis?

<A – René Jones – M&T Bank Corp.>: Yeah, I mean, how do I say this? I mean, let me just state it again. We will make whatever investment it takes, we’re not starting from zero. So if we do this, we do it pretty well, but we need to make some additional investment. I think the difficult part will be that relative to some other things we’ve done, and you saw we agreed to bring on 600 people from in the local community here, in the mortgage servicing space. I mean those types of things, they’re probably more relevant or sort of visible, I should say, than maybe hiring of 100 people or whatever the number may be.

Really, really what you’ve got to think about, though, is on the systems and data side. And a lot of those capital investments that you’re making, you might not – they might be significant, but you might not necessarily see them right out of the gate in the financials, they’ll come over time. So that would be the one area where you definitely see spending, but you don’t necessarily see the impact being significant in any given quarter. So it’s hard to say. I mean that’s basically the best I can do, Ken. As we learn more about it I’ll talk to you about it.

<Q – Ken Zerbe – Morgan Stanley & Co. LLC>: Okay. That’s helpful. And then just last question in terms of your higher cost TruPS that you have outstanding, has your thought process changed at all in terms of what you might with do with those or when, just given the push out of Hudson City?

<A – René Jones – M&T Bank Corp.>: No, hasn’t changed at all. I don’t know that we said it before, but we can – we do have approval to begin refinancing those out and I just haven’t really thought about when we’re going to do it. In part, I think if we saw attractive pricing or something like that, we would probably go ahead and try to seize that opportunity. But we’re really focused on decent pricing, so that’ll probably dictate the timing.

<Q – Ken Zerbe – Morgan Stanley & Co. LLC>: All right. Sounds good. Thank you.

Operator: Your next question comes from the line of Ken Usdin with Jefferies.

<Q – Ken Usdin – Jefferies & Co., Inc.>: Hey. Good morning, René.

<A – René Jones – M&T Bank Corp.>: Good morning.

<Q – Ken Usdin – Jefferies & Co., Inc.>: So a few people have asked me about what, if anything, that BSA/AML kind of a catch-up means in terms of M&T, broadly speaking? What I mean by that is M&T, which has been a historically above average efficiency company and a very conservative company over time, is there anything – and knowing that the industry is very much getting focused on by the regulators on BSA and AML, so I don’t want to make too much of that, but is there anything we should take away here about M&T’s investments or degree of investments that the company’s been making? I guess the question I’m getting is, are you under-invested in other areas and is that part of what’s happening on the BSA/AML side?

<A – René Jones – M&T Bank Corp.>: One of the things that, Ken, is – let’s step back and think about what’s unique. We were engaged in three, four, five transactions through the crisis when most people weren’t. And so what I think is confusing, is when you look at the numbers, it looks like the expenses have been well controlled. But what you’re seeing there is all of the synergies from the mergers of the transaction have gone right back into building the infrastructure.

So I already talked about the hiring of people, if you sort of looked underneath that, that’s been continuing, but we’ve put in new data centers, one down in Millsboro, Delaware, last year. We spent $20 million on our way to a $43 million spend on the one up in Amherst, another new data center. We’ve been involved in the building out our capital planning process and our compliance structure. We hired a new Chief Compliance Officer a year and a half or so ago.

So I don’t know if you’ve really noticed, when you’re looking at the numbers, but really a significant investment has been made. And so as we look at this, we kind of see it the same way because at the end of the day, you can’t be a strong institution unless you’re – unless you’ve made these investments for the future. So I don’t really look at this as a sort of short-term thing; I think we’re going to take our time. We’ll do this right. We’ll exceed expectations because we tend to be sort of here for the long term.

And the other thing I will say is that if you look back, there have been three periods of expansion for M&T: in the early 1990s, at the turn of the century and then recently. And all three of those periods came to us because we were healthy and the industry was not. And what we did in the interim is we built up our infrastructure. So that’s kind of what you’re seeing today. I think we do it pretty well and I don’t think this is a sign of anything that’s changing in our operating model.

<Q – Ken Usdin – Jefferies & Co., Inc.>: That’s important color, René. And just one more follow-up on the timing of the deal. Can you just walk us through what the path is from here? I know it’s going to be hard to say when it is you go back to the Fed or they come back to you and then when you start to put the merger process back on road, but can you just walk us through what benchmarks, how we can understand what has to happen between now and closing? And how that’s now changed? What are the differences there?

<A – René Jones – M&T Bank Corp.>: So I’ll say it again, Ken. We do not take regulatory approvals for granted. That’s what we have to work our way through. The significant issue that you have to get through is you’ve got to put in place your infrastructure on BSA/AML and you’ve got to do it to meet the standards of the firm, the Board and the regulators. So that’s what we’re doing.

<Q – Ken Usdin – Jefferies & Co., Inc.>: Right. I’m just wondering more of like is there a path – so is that – does that just imply then there’s a period of time where you put your work in, there’s a period of time where you ask if it’s okay, there’s a period of time where they tell you it’s okay and then we move back on to just normal last mile approvals? I think that’s what people are just trying to understand is what needs to – what back and forth needs to happen between you and the regulators in order to get to that point. Rather than trying to, again, perfectly game like when that time is actually going to be.

<A – René Jones – M&T Bank Corp.>: I mean, how do I say that? That’s just a hard question to answer. I think what your requirement to do is put your head down and make sure everything’s in place. Our examiners, each one of them from different places, are here all the time, they’re continuously monitoring us. And so we feel that if we do our work, then the rest will take care of itself. But in terms of talking about timing, you just can’t do it.

<Q – Ken Usdin – Jefferies & Co., Inc.>: That’s – I understand. And then my last question, René, is just on the mortgage business, can you just give us a little color on, you mentioned that originations had stabilized, but can you give us an understanding of what the pipeline looked like at the end of the quarter and what your commitments to originate were?

<A – René Jones – M&T Bank Corp.>: Yeah, yeah, sure. So let me just do the pipeline a bit. So we had just about – just under $1.9 billion in our pipeline going into the – at the end of fourth quarter. And that’s now $1.6 billion, $1.64 billion. So it’s down 12%, 13%. And if you look at what we locked, we were at $2 billion and this quarter we were $1.9 billion, so that came down 6%. So it’s a little lower and as I said, I think we saw things drop significantly by the time we got to December and then January, but it seemed relatively stable as we kind of went through the three months of the quarter. So I don’t think we’re seeing any kind of an acceleration from where we were in lower volume, although we would expect that over the next few quarters, that’ll be the trend.

<Q – Ken Usdin – Jefferies & Co., Inc.>: Yep. Thanks, René.

<A – René Jones – M&T Bank Corp.>: Sure.

Operator: Your next question comes from line of Brian Foran with Autonomous.

<A – René Jones – M&T Bank Corp.>: Hey, Brian.

<Q – Brian Foran – Autonomous Research US LP>: Hi. How are you? I guess coming back to the question of Hudson City and the ability to do any of kind of the initiatives you had planned for accretion and cost saves and stuff like that, I mean I guess one of the things that strikes me is some of the stuff Hudson City was thinking about doing as a standalone entity before the merger and some of the things you had planned for post-merger accretion initiatives are overlapping initiatives. And so I guess, should we just expect Hudson City to run on a status quo basis? Or is there some subset of things like expanding into agency mortgage origination or maybe a start on the branch rationalization that they could do because even in the scenario, unlikely scenario where they end up being a stand-alone entity, they arguably would have done those things anyway?

<A – René Jones – M&T Bank Corp.>: Okay. So I can’t – Brian, I can’t comment on specifics because Hudson City is going to have to go down their path and run their institution. But having said that, there’s a number of things before we showed up that they were trying to do that would strengthen their franchise and that would change the mix of business they have on their balance sheet that are very consistent with things that we would do if we were operating in New Jersey. And one of the benefits of the transaction is that we were able to accelerate that. But they were very much aligned.

And so when I look at the whole thing, it’s a delay, or significant delay in the transaction, I don’t see much that changed in the economics. I mean, it’s very small things like, obviously, there’ll be no benefit until Hudson City either significantly improves their – either significantly changes their operating model or does the merger with M&T before you’d see lower FDIC expenses. In this case, that was a large item. So that’ll just be delayed. But I think the way you characterized it is right, but it’s very important to understand that we don’t have any influence over that whatsoever.

<Q – Brian Foran – Autonomous Research US LP>: Got it. Thanks for taking the questions.

<A – René Jones – M&T Bank Corp.>: Sure.

Operator: Your next question comes from line of Mike Turner with Compass Point.

<Q – Mike Turner – Compass Point Research & Trading LLC>: Hi. Good morning. Can you remind us what percentage of your mortgage originations are HARP related?

<A – René Jones – M&T Bank Corp.>: Yeah, it was 26% this quarter.

<Q – Mike Turner – Compass Point Research & Trading LLC>: Okay. Pretty much unchanged from last quarter? Or…

<A – René Jones – M&T Bank Corp.>: It was like 30%, it might have been 30% in the last quarter. I’ll get that number for you in a minute.

<Q – Mike Turner – Compass Point Research & Trading LLC>: Okay. Thanks. And, René, I know you commented on sort of in the past what new origination yields sort of are, in the ballpark, I know. Maybe if you could comment where those are relative to sort of your overall average loan yield that was I think 424 basis points in the first quarter.

<A – René Jones – M&T Bank Corp.>: Oh, I’m sorry. I was back on mortgage. So you’re saying what was going on with loan yields?

<Q – Mike Turner – Compass Point Research & Trading LLC>: Yeah, just new origination yields sort of relative to the current book, which is 424 basis points.

<A – René Jones – M&T Bank Corp.>: Yeah, it’s interesting. So last quarter, we talked about it a little bit and I said that we hadn’t seen much change in the competitive pressure. And we heard more comments across our footprint about competitive pressure this time. So I grabbed this chart, which actually I think I got in front of me.

And really what you see is there really has been a steady downward pressure on margins, probably for six quarters. It’s been slight, so you don’t really notice it, but I would say that we’re running now at levels that we hadn’t really seen since maybe the fourth quarter of 2010. So it’s kind of been very gradual. And I think what you’re seeing there, now first, having said that, is still much, much higher as a spread to LIBOR from where we were than before we went into the crisis and all that. So they’re still relatively healthy.

But having said that, I think what you’re seeing is that there are limited opportunities. Whether people should be thinking about it this way or not, they’re thinking that they have a lot of capital. And they’re trying to find something to do with it when the economy really hasn’t moved that much and it’s creating a fair amount of competitive pressure. And particularly in those customers who are very, very healthy. Everybody wants the same individual. So when you look at the trends, I would say it is coming down slightly, maybe it’s dropping two, three, four basis points a quarter. But there’s clearly, you can see the pressure.

<Q – Mike Turner – Compass Point Research & Trading LLC>: So thanks. So I know, I guess really the yield dilution or yield pressure — a lot of it’s really been on the securities book. And I seem to remember new originations were sort of coming on close to where the average loan book is. So where is the number sort of relative to the 424 basis points? Is sub 4%? I guess if you’re assuming two or three basis points a quarter, I guess that’s what you would imply.

<A – René Jones – M&T Bank Corp.>: So I’ll throw some numbers out just as a rough reference. And I don’t think about loan yields that way. I think about them as a spread to LIBOR. So if we’re running about 300 basis points now, 18 months ago that might have been 320 basis points. And that 300 basis points is kind of consistent where we were in 2010, but we might have been at 400 basis points back in middle of 2009. So — and you kind of think of that steady progression.

Having said that, we were 200 basis points or right around 200 basis points and trying to hold our ground, which is why our industry loan growth was low, maybe 190 basis points, back in 2007. So we’re still about 100 basis points higher than that and so that’s good news. But in terms of what you’re thinking about, the rollover, the balance sheet, we got some downward pressure there.

<Q – Mike Turner – Compass Point Research & Trading LLC>: Okay. Thanks. That’s very helpful.

<A – René Jones – M&T Bank Corp.>: Yeah.

Operator: Your next question comes from the line of Marty Mosby with Guggenheim.

<A – René Jones – M&T Bank Corp.>: Hey, Marty.

<Q – Marty Mosby – Guggenheim Securities LLC>: Hey. Good morning. I had three questions for you. How much traction are you still feel like’s out in the marketplace with the HSBC branch sales and the disruption of the customers? A lot of those end market acquisitions that go to somebody else create a pretty substantial market share gain. So I was just curious if you still felt like there was some momentum there.

<A – René Jones – M&T Bank Corp.>: Yeah. I think — again I guess the best indication was in Western New York again had our best loan growth. So I think we said we had 5%. I think it was 11% loan growth in upstate New York on average this quarter. And while I would expect some of that to begin to taper off because a lot of the activity that was significant activity that took place last quarter. Marty, I don’t know if you’ll appreciate this but as I live here in Western New York and I go to dinner parties, people – every time I say I’m from M&T people still come up and say I need to switch to your bank. So I think there’s a lot of momentum but I wouldn’t expect it to be as strong as what we saw last year.

<Q – Marty Mosby – Guggenheim Securities LLC>: Right. Okay. And then BSA and AML are long-standing requirements and as you pointed out, you really don’t have a lot of international activity and complex businesses and the acquisition of Hudson City really doesn’t add to that exposure as well, so not specifically in that area. How do you – is it just the size to your size of the organization that kind of puts you over a threshold? Because this isn’t the first review you’ve had of these requirements, they’ve been out there for quite a while.

<A – René Jones – M&T Bank Corp.>: I think, Marty, that what you’re seeing is that in this environment, there’s a lot of change and you’ve got to continuously make improvements in investments and you’ve got to go above and beyond to make sure that you’re ahead of the curve. And you can’t – you just can’t step back. You got to keep making investments. There’s huge change that’s going on in the industry and it’s not a matter of sort of saying well, I was okay last year so I’ll be okay this year. You’ve got to make those investments. And I think in our case it’s a little bit exacerbated by the fact that we’re a bigger firm.

<Q – Marty Mosby – Guggenheim Securities LLC>: There’s no signs before in reviews or anything kind like that that there was an imminent issue?

<A – René Jones – M&T Bank Corp.>: As you – well, Marty, you’ve been in my feet, I’ll leave it at that.

<Q – Marty Mosby – Guggenheim Securities LLC>: We’ll go on to the next question.

<A – René Jones – M&T Bank Corp.>: Okay.

<Q – Marty Mosby – Guggenheim Securities LLC>: Any change in your balance sheet perspective for the positioning since Hudson City was really going to balance the balance sheet and kind of use some of your asset sensitivity, any change in your perspective with the delay? That was the last thing I wanted to ask and thanks for humoring me on some of my questions there.

<A – René Jones – M&T Bank Corp.>: Okay. No, no change at all. We don’t see any change at all. I think we’re just – we’ll keep, as we said, in our outlook but there’s no restructurings or anything. If we’re working on anything as you saw with the issuance of unsecured debt we’re sort of steadily working our way to make sure that we have the appropriate liquidity and so forth, and we will – I wouldn’t be surprised to see us do more of that type of thing.

<Q – Marty Mosby – Guggenheim Securities LLC>: All right. Thanks.

<A – René Jones – M&T Bank Corp.>: Sure.

Operator: Your next question comes from the line of Erika Penala with Bank of America.

<A – René Jones – M&T Bank Corp.>: Hi, Erika.

<Q>: Good morning, guys. This is [ph] Abraham (51:38) on behalf of Erika. Had a quick clarification to Brian’s question on here on the other expense line item. Did you say we should expect that $117 million to sort of trend back higher to where it’s been in the second half of last year like the first quarter was seasonally lower and it goes back up?

<A – René Jones – M&T Bank Corp.>: Yes. Usually there’s a seasonal dip in that and I can’t explain exactly why off the top of my head, but in terms of professional services and those types of things, they tend to be light in the first quarter. And I think that was the case this quarter so I wouldn’t be surprised to see a little uptick there. Put it this way. In the past going from the first quarter to the second quarter you don’t get the full benefit of the change in the salary and benefits swing.

<Q>: Got it. Okay. And I guess just one question with regards to the Hudson City deal. Does that change in terms of your hiring plans in the New York area with regards to commercial bankers? Like do you reduce the rate of hiring? Or how does that impact the thought process there?

<A – René Jones – M&T Bank Corp.>: No, I don’t think so at all. I mean, I think, remember the thing is to think about and which people tend to forget about is that we’re already there. And so we’ve hired quality people and if we find, we continue to find quality folks who we think can add to our franchise then we would continue to hire them. But you almost again, think of that as a little bit separate from the transaction. I know we accelerated everything because of it, but I think quality people are always welcome here.

<Q>: Got it. Thank you very much for taking my questions.

<A – René Jones – M&T Bank Corp.>: Sure.

Operator: Our final question comes from line of [ph] Stephen Polestre (53:28), private investor.

<A – René Jones – M&T Bank Corp.>: Hello.

<Q>: Hello. Yes, this is [ph] Gail Polestre (53:34), René. I’m concerned where the new shares are coming from that you’re going to be issuing to HCBK shareholders?

<A – René Jones – M&T Bank Corp.>: Could you just repeat that question again? You’re just a little – your voice is a little light on the call.

<Q>: Sure. I’m concerned where the new shares are going to be coming from, that you will have to be issuing to the HCBK shareholders? Are they new shares? And will that dilute the current shares of M&T?

<A – René Jones – M&T Bank Corp.>: No. So the proposal of – as the agreement we entered into specifies is that we would be issuing shares of M&T to the Hudson City shareholders. 60% of the consideration would be in shares and the remainder would be in cash. And because they would be issued in conjunction with the positive economic transaction, there would be no dilution.

<Q>: But are those shares currently in circulation? Are they held by M&T so that they’re – you’re not just adding more shares to the pot of shares?

<A – René Jones – M&T Bank Corp.>: What would happen is those shares, the shares would be exchanged for the Hudson City shares and in return, we would get the capital that sits on Hudson City’s books today.

<Q>: Okay. So there’s no dilution of the current shares then for M&T?

<A – René Jones – M&T Bank Corp.>: Not as we projected.

<Q>: Okay. Thank you very much.

<A – René Jones – M&T Bank Corp.>: You’re welcome.

Operator: You do have a question from the line of Matt O’Connor with Deutsche Bank.

<A – René Jones – M&T Bank Corp.>: Hi, Matt.

<Q – Adam Chaim – Deutsche Bank Securities, Inc.>: Hi. This is actually Adam Chaim in for Matt O’Conner.

<A – René Jones – M&T Bank Corp.>: Hey.

<Q – Adam Chaim – Deutsche Bank Securities, Inc.>: Just had a follow-up on the balance sheet management question ahead of HCBK. Sorry if this has already been asked, but you started selling almost all your residential mortgage production late last year, I think partially given anticipation of Hudson City closing. So I think you said earlier that your balance sheet management wouldn’t change ahead of this given the delay. So this doesn’t change your thought process in terms of holding more of that until the deal is actually closed? The residential…

<A – René Jones – M&T Bank Corp.>: I don’t have any change in thought process from where I was in January. So we don’t plan to do anything different.

<Q – Adam Chaim – Deutsche Bank Securities, Inc.>: Okay. That’s it.

<A – René Jones – M&T Bank Corp.>: Okay.

<Q – Adam Chaim – Deutsche Bank Securities, Inc.>: Thank you.

<A – René Jones – M&T Bank Corp.>: Yeah, sure, sure.

Operator: And your final question comes from the line of Gary Lu with First Investors.

<Q – Gary Lu – First Investors Management Co., Inc.>: Thank you. So, René, so if the timing of the reference rate issue is so difficult to predict, can you talk about your thoughts behind putting out January 2014 time line in the press release? And also, the second question is, assume we are in January 2014 and you still haven’t received the approval. Do you intend to maybe extend the deadline a little bit? Or do you really want to walk away from the deal?

<A – René Jones – M&T Bank Corp.>: That’s a lot of questions. I think it’s suffice it to say that – if you think about it this way in banking and in regulated, definitely in regulated industries, it’s not unusual first for shareholder approvals to be obtained prior to getting any kind of a regulatory approval. So that is not unusual at all. And I think if you kind of go back and look at what we’ve been talking about for the past seven months in investor conferences in our original deck, this transaction is unique and adds a lot of value to both sides. So our thought process was, our thought process when sitting down with the Hudson City folks is that we all remained really committed to the transaction because it adds so much value and it improves both financial institutions.

So and I think at the end of the day, not much else to say but that. I mean, you can see it from the market’s reaction, everybody gets this transaction, makes a lot of sense, and so we’re very committed to it. So we thought we would extend the time out, give us ourselves a little bit more time to get our issues resolved and move on.

<Q – Gary Lu – First Investors Management Co., Inc.>: Thank you.

<A – René Jones – M&T Bank Corp.>: Sure.

Operator: At this time we have no further questions.

Donald J. MacLeod, Administrative VP & Director-Investor Relations

Again, thank you all for participating today. And as always, if clarification of any of the items in the call or news release is necessary, please contact our Investor Relations department at area code 716-842-5138.

Operator: Thank you. This concludes today’s conference call. You may now disconnect.